EXHIBIT 4.1

AMENDMENT NO. 1 TO RIGHTS AGREEMENT

THIS AMENDMENT NO. 1 TO RIGHTS AGREEMENT (this “Amendment”) is entered into as of August 8, 2012 by and between Iteris, Inc., a Delaware corporation (the “Company”), and Computershare Trust Company, N.A., a federally chartered trust company, as Rights Agent.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Agreement (as defined below).

WHEREAS, the parties hereto have entered into that certain Rights Agreement dated August 20, 2009 (the “Agreement”).

WHEREAS, the Company wishes to amend the Agreement to provide certain exceptions for unintentional acquisitions of the Common Stock.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein set forth, the parties hereto agree as follows:

1.             Amendment of Section 1(a).  The first paragraph of Section 1(a) of the Agreement shall be deleted and replaced in its entirety with the following:

“ “Acquiring Person” shall mean any Person who or that, together with all Affiliates and Associates of such Person, shall be or become the Beneficial Owner of fifteen percent (15%) or more of the shares of Common Stock then outstanding, but shall not include (i) any employee benefit plan of the Company or of any Subsidiary of the Company, or (ii) any entity organized, appointed or established pursuant to the terms of any such plan, or (iii) the Company or (iv) any Subsidiary of the Company.  Notwithstanding the foregoing, no Person shall become an “Acquiring Person” as the result of an acquisition of Common Stock by the Company or any Subsidiary of the Company that, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by a Person to fifteen percent (15%) or more of the Common Stock then outstanding; provided, however, that if such Person becomes the Beneficial Owner of fifteen percent (15%) or more of the Common Stock then outstanding by reason of share acquisitions by the Company and its Subsidiaries and shall, after such share acquisitions by the Company and its Subsidiaries, become the Beneficial Owner of any additional shares of Common Stock (other than by reason of a stock dividend, stock split or other corporate action effected by the Company), then such Person shall be deemed to be an “Acquiring Person,” subject to the following sentence of this Section 1(a), unless, upon consummation of the acquisition of such additional Common Stock, such Person does not beneficially own fifteen percent (15%) or more of the Common Stock then outstanding.  In addition, no Person shall become an “Acquiring Person” as the result of (A) a distribution, without the payment of any additional consideration by the Person, of shares of Common Stock from a fund or other investment entity or a trust that has held the shares for at least one (1) year or (B) a distribution of shares of Common Stock pursuant to a will or the laws of intestacy, provided in each case (whether pursuant to clause (A) and/or (B)) that the Person (x) was the Beneficial Owner of at least thirteen percent (13%) or more of the shares of Common Stock then outstanding prior to such distribution and had previously reported such Beneficial Ownership of the Common Stock (prior to the distribution) on Schedule 13G under the Exchange Act and was not required to report the Beneficial Ownership of such shares being distributed (prior to such distribution) on Schedule 13G or 13D under the Exchange Act, and (y) such Person’s Beneficial Ownership of the Common Stock after such distribution is less than 17.5% of the Common Stock then outstanding after such distribution; however, if such Person becomes the Beneficial Owner of fifteen percent

(15%) or more of the Common Stock then outstanding by reason of such distribution and shall, after such distribution, become the Beneficial Owner of any additional shares of Common Stock (other than by reason of a stock dividend, stock split or other corporate action effected by the Company, including a share acquisition by the Company and its Subsidiaries), then such Person shall be deemed to be an “Acquiring Person,” subject to the following sentence of this Section 1(a), unless, upon consummation of the acquisition of such additional Common Stock, such Person does not beneficially own fifteen percent (15%) or more of the Common Stock then outstanding.”

2.             Amendment of Exhibit C.  The third paragraph of Exhibit C shall be deleted and replaced in its entirely with the following:

“Until the Close of Business (as defined in the Rights Agreement) on the Distribution Date, the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate and this Summary of Rights.  The “Distribution Date” will be the tenth day following the earlier of a public announcement that, or a determination by a majority of the Company’s Board of Directors that, a person or entity has become an “Acquiring Person”, which generally means that, subject to certain exceptions, such person or entity (or group of affiliated or associated persons) acquired beneficial ownership of fifteen percent (15%) or more of the outstanding shares of the Common Stock.  For purposes of the Rights Agreement, “beneficial ownership” includes not only the right to vote or dispose of shares of the Common Stock, but also rights related to derivative transactions or derivative securities which grant to the holder thereof the economic equivalent of ownership of an amount of shares of the Common Stock (whether or not such derivative (i) conveys voting rights in the Common Stock or (ii) may be settled through delivery of shares of the Common Stock, and whether or not the economic effect of such derivative has been hedged).”

3.             Effect of Amendment.  Except to the extent expressly amended herein, the Agreement shall remain in full force and effect without amendment or modification.

4.             Counterparts.  This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one instrument.  Execution and delivery of this Amendment by exchange of facsimile copies bearing the facsimile signature of a party hereto shall constitute a valid and binding execution and delivery of this Amendment by such party.

5.             Headings.  The descriptive headings herein are inserted for convenience only and are not intended to be part of or to affect the meaning or interpretation of this Amendment.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to Rights Agreement to be duly executed as of the day and year first above written.

ITERIS, INC.

By:	/s/ ABBAS MOHADDES
	Name:	Abbas Mohaddes
	Title:	Chief Executive Officer

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ DENNIS V. MOCCIA
	Name:	Dennis V. Moccia
	Title:	Manager, Contract Administration